Exhibit 99.15

Mercer Park Brand Acquisition Corp. and Glass House Group Announce Business

Combination to Create the Largest Cannabis Brand-Building Platform in

California

•	Combination Creates the Most Expansive, Fully Integrated Cannabis Business in the World’s Largest Cannabis Market

•	Long-term Cultivation Expansion to 6 Million ft2 of State-of-the-Art Greenhouse Represents by Far the Largest Capacity of Any Cannabis Operator in California

•	Retail Footprint Expected to Reach 21 Operational Dispensaries by Q1 2022, More Than Double the Next Largest Retail Operator

•	Current Brand Portfolio Includes Glass House Farms – the #2 Ranked Flower Brand in California (YE2020 per BDS Analytics), as well as Forbidden Flowers and Mama Sue

•	Total Purchase Price Consideration of US$567 Million Represents a 2022E Revenue and Adjusted EBITDA Multiple of 1.7x and 5.5x, Respectively

•	Investors Commit to US$85 Million Private Placement; Combined Public Company Expected to Have up to $US355 Cash Balance at Closing

•	Joint Conference Call to Discuss the Proposed Transaction Tomorrow at 8:30 a.m. Eastern Time

Toronto, Ontario, April 8, 2021– Mercer Park Brand Acquisition Corp. (NEO: BRND.A.U; OTCQX: MRCQF) (“BRND”), a Special Purpose Acquisition Company (SPAC) with the intent to focus on branded product businesses in cannabis and/or cannabis-adjacent industries, has entered into a definitive agreement to acquire Glass House Group (“Glass House” or “GH Group” or the “Company”), a vertically integrated, California-based cannabis company, and all related assets for total consideration of approximately US$567 million.

It is a condition of closing the business combination that the resulting company’s shares will be listed on the NEO Exchange (under the ticker symbol GLAS.U). Subject to the satisfaction of all required conditions, the transaction is expected to close in the first half of 2021.

“When we formed Mercer Park BRND, we aimed to create a platform that could launch the first national cannabis brands in the United States,” said BRND Chairman Jonathan Sandelman. “We view successful cannabis brand-building as a combination of four factors: the ability to control quality biomass at a large scale; produce at the most competitive costs; offer the highest quality products; and deliver the best value proposition to consumers. This took us to California with its ideal growing climate and community of talented and experienced growers, and ultimately to Glass House Group and this incredible portfolio of assets and talent. Glass House has a track record of excellence across all four of these drivers and has established a top ranked flower brand in one of the most competitive cannabis markets in the world. Combined with the proposed combination with the Southern California Greenhouse asset and 17 proposed Element 7 retail licenses, Glass House Group is poised to become the largest, vertically integrated brand-building platform in California, the world’s largest cannabis market.”

Glass House Group Transaction Highlights

•	Expansive cultivation, retail and wholesale footprint:

○	Cultivation: Glass House currently operates a cultivation footprint of over 500,000 ft2, producing over 110,000 lbs. of dry flower biomass per year. Glass House also has an agreement to acquire an additional 5.5 million ft2 state-of-the-art Southern California Greenhouse, an agricultural producer that will transition in phases to cannabis cultivation. This additional capacity is expected to increase Glass House’s current footprint to up to approximately 2.5 million ft2 by 2023. The Company’s total, targeted long-term footprint of 6 million ft2 is expected to be by far the largest cultivation capacity in California.

○	Retail: Across the four award-winning dispensaries it currently operates in California, Glass House generated 365,000 transactions, an average in-store ticket of US$65 and an average delivery ticket of US$101 in 2020. In addition to its current footprint, Glass House has entered into an agreement to merge with 17 in-process retail licenses from Element 7, a California company specializing in obtaining dispensing licenses. These licenses are expected to bring the Company’s retail footprint to a total of 21 open locations by the end of the first quarter 2022, representing the highest statewide store count of any single California cannabis operator.

○	Wholesale: Since beginning its CPG business in early 2020, Glass House added 250 retail doors to its CPG distribution, achieving a US$50 million annualized revenue run rate for its wholesale business at year-end. Over the long term, the Company aims to build its wholesale network to over 700 dispensaries statewide.

•	Growing, differentiated brand portfolio:

○	Glass House Farms: The company’s flagship flower brand for the everyday cannabis consumer launched in early 2020, reaching 4% market share and rising from #63 to #2 on BDS’ statewide ranking by year-end 2020.

○	Forbidden Flowers: Bella Thorne’s female Millennial- and Gen-Z-targeted brand, spanning THC flower, hemp flower, and soon, vape products.

○	Mama Sue: Well-known industry activist Sue Taylor’s brand offers wellness-focused tincture and topical products to target consumers aged 35 and older.

•	Robust financial profile:

○	Strong momentum: In 2020, Glass House grew revenue 185% year-over-year to US$53 million and generated positive adjusted EBITDA, driven by its expanded cultivation and distribution footprint, improved supply chain and production efficiencies, and enhanced consumer brand profile. Including the assets of the Southern California Greenhouses and proposed Element 7 retail licenses, the combined company expects to generate full year 2022 revenue and adjusted EBITDA of approximately US$326 million and US$104 million, respectively.

○	Accelerating cost efficiencies: Glass House will purchase the additional Southern California Greenhouse capacity well below replacement cost at US$40 per ft2, or US$55 per ft2 on an all-in basis, including capital expenditures required to convert the facility to cannabis cultivation. As its expanded greenhouse facilities ramp over time, Glass House expects to reduce production costs from the current rate of approximately US$150/lb. of dry flower to US$100/lb.

○	Free cash flow positive and fully funded build-out: Glass House Group expects to be free cash flow positive from operations in 2022. Capital expenditures of US$80-90 million over the course of 2021 to 2023 to build to 2.5 million ft2 are expected to be funded from operating cash flow and balance sheet cash. The Company is expected to have up to US$355 million of cash on the balance sheet at closing, assuming no redemptions.

Commenting on the acquisition, Glass House’s co-founder and CEO, Kyle Kazan, stated: “We are pleased to partner with the BRND team as we build an even more efficient, expansive platform for our brands. Our inaugural flower brand launch last year was a tremendous success, with our BDS ranking increasing from #63 in the state to #2 by year-end 2020. Further, we have established a strong retail and wholesale network and best-in-class cultivation processes, all anchored by a scaled and highly efficient cost structure. I am incredibly proud of the robust operation we have built over the past five years, and we look forward to augmenting these strengths to further capitalize on the growing statewide and national CPG opportunity.”

Transaction Terms & Financing

Total consideration for all assets in the combination is approximately US$567 million, representing a 2022 revenue and adjusted EBITDA multiple of 1.7x and 5.5x, respectively, and a respective 2023 revenue and adjusted EBITDA multiple of <1.0x and <2.5x. The full consideration amount includes US$325 million for Glass House, US$219 million1 for the Southern California Greenhouse and US$24 million for the 17 Element 7 retail licenses.

BRND shareholders and the management teams of Glass House, Southern California Greenhouse, and Element 7 will roll 100% of their current ownership into Glass House Group stock. Assuming no redemptions and including the US$85 million private placement, the combined company expects to have up to US$355 million of cash available following the closing of these transactions and to remain well-capitalized to fund its long-term growth objectives.

1 US$100M in shares and US$119M in cash, this represents the only use of cash in the qualifying transaction, excluding expenses.

The transactions are expected to close in the first half of 2021, with Glass House founders retaining over 50% of the voting interest.

Following the close of the transactions, Glass House co-founders Kyle Kazan and Graham Farrar are expected to continue to serve as CEO and President, respectively. In addition, the following individuals are expected to constitute the board of directors:

•	Kyle Kazan - Co-Founder, Chairman & CEO of Glass House Group brings more than 30 years of successful Private Equity and investment experience with a focus on commercial real estate globally

•	Graham Farrar - Co-Founder and President of Glass House Group brings his dedication to the cannabis plant and over 20 years of entrepreneurial experience, including being part of the original founding teams at Software.com and Sonos

•	Jamie Mendola - Head of Strategy and M&A at Mercer Park LP, has over 20 years of experience as a private and public equity investor; founder and CEO of Pacific Grove Capital which launched one of the earliest dedicated SPAC funds in the US

•	Humble Lukanga - Founder of Life Line Financial Group, a premiere wealth management firm servicing the entertainment and sports industry

•	Jocelyn Rosenwald - Co-Founder Glass House Group, is a veteran of the real estate investment and management industry

•	Hector De La Torre - Member of the California State Assembly (LA 2004-2010), current Chair of LA Care, the largest public health plan in the US, and a trustee of Occidental College

•	George Raveling - First African American basketball coach in the Pac 12, head basketball coach at Washington State, University of Iowa and USC; assistant coach US Olympic teams in 1984 and 1988, former Director of International Basketball at Nike, and member of the Naismith Memorial Basketball Hall of Fame

•	Bob Hoban -12-year veteran of the cannabis industry and Founder of Hoban Law Group, a leading commercial cannabis law firm and co-founder of Gateway Proven Strategies, a global cannabis consulting firm

Outlook

Following the completion of the business combination, Glass House intends to remain focused on driving growth through increasing the penetration of its branded products in owned dispensaries, expanding wholesale distribution throughout California, focusing on higher-margin CPG product line extensions and improving the efficiency and productivity of both its cultivation and in-store operations. Driven by these strategic priorities, the combined company expects to generate full year 2022 revenue and adjusted EBITDA of approximately US$326 million and US$104 million, respectively. In 2023, the company expects growth to continue to approximately US$601 million in revenue and US$240 million in adjusted EBITDA.

This forecast assumes, among other things, the opening and full operation of 21 retail dispensaries by the first quarter of 2022 and the completion of Glass House’s planned cultivation expansion to 2.5 million ft2. in 2023. These initiatives are expected to require approximately US$80-90 million in total capital expenditures to execute in full. In addition, these expectations assume that Glass House’s long-term cultivation facility expansion will be only half complete by 2023.

Conference Call

BRND and Glass House management will host a conference call tomorrow, followed by a question and answer session.

Conference Call Date: Friday, April 9, 2021

Time: 8:30 a.m. Eastern time

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

A presentation highlighting details of the business combination can be found on the BRND website at www.mercerparkbrand.com.

The conference call will be broadcast live and available for replay here. A telephonic replay of the conference call will also be available through April 23, 2021.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 6547

About Glass House Group

Glass House Group is a rapidly growing, vertically integrated, California-focused organization that strives every day to realize its vision of excellence: compelling cannabis brands, produced sustainably, for the benefit of all. Led by a team of expert operators, proven businesspeople, and passionate plant lovers, it is dedicated to delivering rich cannabis experiences with respect for people, for the environment, and for the community, and an abiding commitment to justice, social equity, and sustainability.

About Mercer Park Brand Acquisition Corp.

Mercer Park Brand (“BRND”) is a special purpose acquisition corporation launched in May 2019 to create the leading branded cannabis company in the U.S. For more information about BRND, please visit the BRND website at www.mercerparkbrand.com .

Investor Relations Contact:

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

T: (949) 574-3860

Email: IR_BRND@mercerparklp.com

Media Contact:

Noah Bethke and Melanie Trecha

MATTIO Communications

Email: glasshouse@mattio.com

Forward-Looking Statements

Certain information in this press release contains “forward looking information” within the meaning of applicable securities laws. Such forward looking information includes, but is not limited to, information with respect to BRND’s and GH Group’s objectives and the strategies to achieve these objectives, as well as information with respect to their beliefs, plans, expectations, anticipations, forecasts, estimates and intentions. This forward - looking information is identified by the use of terms and phrases such as “will”, “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. In particular, and without limiting the generality of the foregoing, forward looking information in this press release includes statements related to: the completion of the proposed transaction between BRND and GH Group, related transaction expenses and level of related share redemptions; the completion and estimated size of the related private placement; the completion and success of the proposed acquisitions of the SoCal Greenhouse and the 17 Element 7 license applications;; GH Group’s business plans and strategies; GH Group’s competitive position; GH Group’s ability to develop products, scale production and distribute products; and the proposed use of BRND’s escrowed funds and proceeds from the proposed private placement. In addition, the financial forecasts and estimates contained in this press release, including forecasted revenue and adjusted EBITDA, constitute “forward looking information” and a “financial outlook” within the meaning of applicable securities laws. Such information is being provided to demonstrate the potential benefits of the proposed transaction and may not be appropriate for other purposes, and should not be relied upon as necessarily being indicative of future financial results. Forward looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward looking information. These risks and uncertainties include, but are not limited to, those described under “Risk Factors” in the prospectus to be filed on SEDAR later this month. Although GH Group and BRND have attempted to identify the main risk factors that could cause actual results to differ materially from those contained in forward looking information, there may be other risk factors not presently known to BRND and GH Group or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. Consequently, all of the forward-looking information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that BRND and GH Group anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation.

More detailed assumptions regarding the projections contained herein are anticipated to be described in the prospectus expected to be filed with Canadian securities regulatory authorities later in April, 2021.

Risk Factors

This investment opportunity involves a high degree of risk. You should carefully consider the risks and uncertainties described under “Risk Factors” in the prospectus to be filed on SEDAR later this month. If any of the risks and uncertainties described thereunder actually occur, alone or together with additional risks and uncertainties not currently known to BRND or GH Group, or that they currently do not deem material, BRND’s and GH Group’s business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of the offered securities may decline and you may lose all or part of your investment.

No securities commission or similar authority in Canada, the United States or elsewhere has reviewed or in any way passed upon this presentation or the merits of the securities described herein and any representation to the contrary is an offence.

Non-GAAP Measures

This press release makes reference to certain non-U.S. GAAP measures, such as adjusted EBITDA and free cash flow. These measures are not recognized under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP. Rather, these measures are provided as additional information to complement U.S. GAAP measures by providing further understanding of GH Group’s results of operations from management’s perspective. Market participants frequently use non-U.S. GAAP measures in the evaluation of issuers. Adjusted EBITDA is defined as adjusted [for non-recurring, normalizing or one-time items] earnings before interest, taxes, depreciation and amortization, and free cash flow is defined as cash flows related to operating activities less additions to property, plant and equipment and net increase or decrease in finite life intangible assets. GH Group and BRND believe these non-U.S. GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to GH Group’s financial condition, performance and results of operations. GH Group’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. GH Group and BRND believe that the use of these non-U.S. GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing GH Group’s financial measures with other similar companies, many of which present similar non-U.S. GAAP financial measures to investors. Management of GH Group and BRND do not consider these non-U.S, GAAP measures in isolation or as an alternative to financial measures determined in accordance with U.S. GAAP. The principal limitation of these non-U.S. GAAP financial measures is that they exclude significant expenses and income that are required by U.S. GAAP to be recorded in GH Group’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercises of judgments by management about which expense and income are excluded or included in determining these non-U.S. GAAP financial measures. You should review GH Group’s audited financial statements, which will be presented in the prospectus proposed to be filed with Canadian securities regulators in connection with the proposed transaction, and not rely on any single financial measure to evaluate GH Group’s business. A reconciliation of these non-U.S. GAAP measure to U.S. GAAP figures will be included in that prospectus.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the transaction, BRND is expected to file a prospectus and information circular with Canadian securities regulators. BRND and GH Group urge investors, stockholders and other interested persons to read, when available, the documents (including the prospectus and information circular) expected to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials will contain important information about BRND, GH Group, the resulting company and the transaction.